Dreyfus
New York Tax Exempt
Bond Fund, Inc.

SEMIANNUAL REPORT November 30, 2005



YOU, YOUR ADVISOR AND

Dreyfus

A MELLON FINANCIAL COMPANY℠

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The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents



LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus New York Tax Exempt Bond Fund, Inc., covering the six-month period from June 1, 2005, through November 30, 2005. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with the fund's portfolio manager, Joseph Darcy.

The U.S. economy demonstrated remarkable resiliency over the past six months, expanding at a steady pace despite the headwinds of soaring energy prices, higher interest rates and the dislocations caused by the Gulf Coast hurricanes. Although yields of longer-term municipal bonds recently have begun to creep upward, low inflation expectations among U.S. investors, improving fiscal conditions and robust investor demand have helped them withstand the potentially eroding effects of rising short-term interest rates.

As the end of 2005 approaches, the U.S. economy and financial markets may be reaching an inflection point. Investors' reactions to a change in leadership at the Federal Reserve Board and the effects of higher fuel prices on the rate of inflation may set the tone for the U.S. fixed-income markets in 2006. As always, we encourage you to discuss these and other market forces with your financial advisor.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
December 15, 2005



DISCUSSION OF FUND PERFORMANCE

Joseph Darcy, Portfolio Manager

How did Dreyfus New York Tax Exempt Bond Fund, Inc. perform relative to its benchmark?

For the six-month period ended November 30, 2005, the fund achieved a total return of −0.29%.[1] In comparison, the Lehman Brothers Municipal Bond Index, the fund's benchmark, achieved a total return of 0.36% for the same period.[2]

Despite rising interest rates, municipal bond prices declined only modestly over the reporting period amid low inflation expectations and robust investor demand. The fund modestly underperformed its benchmark, which contains bonds from many states, not just New York, and does not reflect fund fees and expenses.

What is the fund's investment approach?

The fund seeks as high a level of current income exempt from federal, New York state and New York city income taxes as is consistent with the preservation of capital. To pursue this goal, the fund normally invests substantially all of its assets in municipal bonds that provide income exempt from federal, New York state and New York city personal income taxes. The dollar-weighted average maturity of the fund's portfolio normally exceeds 10 years, but the fund may invest without regard to maturity. The fund will invest at least 80% of its assets in investment-grade municipal bonds or the unrated equivalent as determined by Dreyfus. The fund may invest up to 20% of its assets in municipal bonds rated below investment grade ("high yield" or "junk" bonds) or the unrated equivalent as determined by Dreyfus.

We may buy and sell bonds based on credit quality, market outlook and yield potential. In selecting municipal bonds for investment, we may assess the current interest-rate environment and the municipal bond's potential volatility in different rate environments. We focus on bonds with the potential to offer attractive current income, typically looking for bonds that can provide consistently attractive current yields or that are trading at competitive market prices. A portion of the fund's assets may be allocated to "discount" bonds, which are bonds that sell at a price below their face value, or to "premium" bonds, which are bonds that sell at a price above their face value. The fund's allocation either to discount bonds or to premium bonds will change along with our changing views of the current interest-rate and market environment. We also may look to select bonds that are most likely to obtain attractive prices when sold.

What other factors influenced the fund's performance?

The fund mainly was influenced by higher short-term interest rates and low inflation in a moderately growing U.S. economy. The Federal Reserve Board (the "Fed") increased the overnight federal funds rate four times during the reporting period, driving it from 3% to 4%. However, contrary to historical norms, yields of longer-term bonds fell modestly, primarily because investors' inflation expectations remained low and demand for tax-exempt income was robust. As a result, yield differences between shorter- and longer-term securities narrowed, producing better performance among bonds toward the longer end of the maturity spectrum.

In addition, the market benefited from better fiscal conditions in New York state and New York City, where higher tax revenues rose in the recovering economy. While the volume of newly issued New York credits rose compared to the same period one year ago, any additional supply was easily absorbed by investors attracted to relatively generous after-tax returns, helping to support prices.

In this economic environment, the fund continued to enjoy attractive levels of current income from its core holdings, most of which were purchased during a market environment offering higher yields than

are available today. In addition, we tended to focus on securities in the 20-year maturity range, which we regarded as more attractively valued. However, this positioning held back the fund's relative performance when longer-term bond yields failed to rise commensurately.

What is the fund's current strategy?

Although signs of a stronger-than-expected economy recently have emerged, we believe that rising interest rates and higher energy prices may constrain future economic growth, potentially prompting the Fed to adopt a more neutral monetary policy. Accordingly, we have continued to emphasize longer-term securities. In addition, we have begun to find more attractive values among lower-rated credits, and we are prepared to increase the fund's holdings of yield-oriented bonds, such as those issued to financial health care facilities and other corporate-backed ventures.

December 15, 2005

1 *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Income may be subject to state and local taxes for non-New York residents, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors. Capital gains, if any, are taxable. Return figure provided reflects the absorption of certain expenses by The Dreyfus Corporation pursuant to an undertaking in through April 30, 2006, which may be extended, terminated, or modified thereafter. Had these expenses not been absorbed, the fund's return would have been lower.*

2 *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Lehman Brothers Municipal Bond Index is a widely accepted, unmanaged and geographically unrestricted total return performance benchmark for the long-term, investment-grade, tax-exempt bond market. Index returns do not reflect the fees and expenses associated with operating a mutual fund.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus New York Tax Exempt Bond Fund, Inc. from June 1, 2005 to November 30, 2005. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended November 30, 2005

Expenses paid per $1,000†	$ 3.25
Ending value (after expenses)	$997.10

COMPARING YOUR FUND'S EXPENSES WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended November 30, 2005

Expenses paid per $1,000†	$ 3.29
Ending value (after expenses)	$1,021.81

† *Expenses are equal to the fund's annualized expense ratio of .65%, multiplied by the average account value over the period, multiplied by 183/365 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

November 30, 2005 (Unaudited)

Long-Term Municipal Investments—98.2%	Principal Amount ($)		Value ($)
New York—96.4%			
Albany Industrial Development Agency, LR (New York Assembly Building Project) 7.75%, 1/1/2010	685,000		751,548
Battery Park City Authority, Revenue:			
5.25%, 11/1/2018	10,000,000		10,848,000
5.25%, 11/1/2019	12,000,000		13,009,200
Erie County Industrial Development Agency, Life Care Community Revenue (Episcopal Church Home) 6%, 2/1/2028	1,500,000		1,552,845
Erie County Tobacco Asset Securitization Corp., Tobacco Settlement Asset-Backed 5%, 6/1/2038	10,000,000		9,268,100
Huntington Housing Authority, Senior Housing Facility Revenue (Gurwin Jewish Senior Residences) 6%, 5/1/2039	5,750,000		5,686,635
Islip Union Free School District Number 2:			
5%, 7/1/2017 (Insured; FGIC)	2,160,000		2,318,933
5%, 7/1/2018 (Insured; FGIC)	2,215,000		2,368,920
Long Island Power Authority, Electric System Revenue:			
5.25%, 12/1/2014 (Insured; FSA)	16,000,000		17,671,360
5.375%, 5/1/2033	8,000,000		8,405,600
Metropolitan Transportation Authority, Revenue:			
Commuter Facilities			
6%, 7/1/2008 (Insured; FGIC)	9,000,000	a	9,586,980
Dedicated Tax Fund:			
5.25%, 11/15/2025 (Insured; FSA)	11,000,000		11,745,140
5%, 11/15/2028	1,400,000		1,445,192
Service Contract 5.50%, 7/1/2024 (Insured; MBIA)	10,000,000		10,912,000
Monroe Tobacco Asset Securitization Corp., Tobacco Settlement Asset Backed 6.625%, 6/1/2010	500,000	a	567,550
Municipal Assistance Corporation for City of New York, Revenue 6.25%, 7/1/2007	14,455,000	a	15,386,191
Nassau County Industrial Development Agency, IDR (Keyspan-Glenwood Energy Project) 5.25%, 6/1/2027	12,750,000		13,071,555
New York City:			
5.875%, 8/1/2006 (Insured; MBIA)	9,525,000	a	9,836,563
5.75%, 2/1/2007 (Insured; AMBAC)	6,590,000		6,715,474
7.25%, 8/15/2007	210,000	a	223,654
7.25%, 8/15/2007	1,290,000		1,370,844
5.80%, 8/1/2011	190,000		190,376

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
New York (continued)		
New York City (continued):		
5.25%, 8/1/2015	8,000,000	8,582,800
5.75%, 8/1/2016 (Insured; AMBAC)	5,000,000	5,552,250
5.25%, 5/15/2018 (Insured; MBIA)	15,000,000	16,227,750
5%, 11/1/2018	14,555,000	15,231,225
5%, 11/1/2019	10,000,000	10,427,100
5.50%, 6/1/2023	1,000,000	1,071,950
5.875%, 8/1/2024 (Insured; MBIA)	4,175,000	4,307,974
5.25%, 8/15/2025	7,475,000	7,894,048
5.25%, 8/15/2026	8,750,000	9,227,575
5%, 4/1/2030	20,000,000	20,440,400
New York City Housing Development Corp., Revenue (New York City Housing Authority Program) 5%, 7/1/2025 (Insured; FGIC)	8,000,000	8,368,640
New York City Industrial Development Agency:		
Civic Facility Revenue (United Jewish Appeals Federation Project) 5%, 7/1/2027	1,000,000	1,035,610
Special Facility Revenue:		
(American Airlines, Inc. John F. Kennedy International Airport Project) 8%, 8/1/2028	18,500,000	18,437,285
(Terminal One Group Association Project) 6%, 1/1/2019	1,100,000	1,101,232
New York City Municipal Water Finance Authority, Water and Sewer Systems Revenue:		
5.75%, 6/15/2007 (Insured; MBIA)	13,000,000 [a]	13,604,760
5.625%, 6/15/2019 (Insured; MBIA)	9,340,000	9,551,084
5.50%, 6/15/2033	12,890,000	13,826,974
New York City Transitional Finance Authority, Future Tax Secured Revenue:		
5.75%, 8/15/2009	5,000,000 [a]	5,449,050
6%, 8/15/2009 (Insured; FGIC)	5,000,000 [a]	5,490,400
6%, 8/15/2009	1,000,000 [a]	1,098,080
5%, 11/1/2012	25,120,000	27,104,731
Zero Coupon, 11/1/2029	9,000,000	7,170,570
New York Convention Center Development Corp., Revenue (Hotel Unit Fee Secured) 5%, 11/15/2030 (Insured; AMBAC)	10,580,000	10,970,508
New York Counties Tobacco Trust, Tobacco Settlement Pass Through:		
6.50%, 6/1/2010	675,000 [a]	762,709
6.50%, 6/1/2035	325,000	345,355
5%, 6/1/2042	21,185,000	19,416,264

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
New York (continued)		
New York State		
5.50%, 7/15/2006	10,165,000 [a]	10,413,026
New York State Dormitory Authority, Revenues:		
8.347%, 5/15/2011	9,950,000 [b,c]	12,038,107
(City University Systems):		
5.50%, 7/1/2006 (Insured; AMBAC)	16,315,000 [a]	16,859,268
5.50%, 7/1/2009 (Insured; FSA)	10,000,000 [a]	10,793,400
5.50%, 7/1/2016 (Insured; AMBAC)	6,685,000	6,906,808
5.625%, 7/1/2016 (Insured; FGIC)	9,120,000	10,253,434
Health, Hospital and Nursing Home:		
Department of Health:		
5%, 7/1/2010	7,465,000	7,872,290
5%, 7/1/2011	8,200,000	8,705,612
(Memorial Sloan Kettering Cancer Center)		
5.75%, 7/1/2020 (Insured; MBIA)	3,000,000	3,494,250
(Menorah Campus)		
6.10%, 2/1/2037 (Insured; FHA)	8,300,000	8,692,507
Mental Health Services Facilities Improvement:		
5%, 8/15/2014 (Insured; FGIC)	9,215,000	9,942,709
5%, 8/15/2019 (Insured; FGIC)	11,130,000	11,790,343
5%, 2/15/2021 (Insured; FGIC)	5,000,000	5,265,450
(Miriam Osborne Memorial Home)		
6.875%, 7/1/2025 (Insured; ACA)	6,105,000	6,830,091
(Mount Sinai NYU Health Obligated Group):		
6.50%, 7/1/2025	1,000,000	1,059,660
5.50%, 7/1/2026	3,000,000	3,035,460
5.50%, 7/1/2026	3,000,000	3,035,460
(North Shore University Hospital at Forest Hills)		
5.50%, 11/1/2013 (Insured; MBIA)	2,625,000	2,917,215
(Winthrop University Hospital Association)		
5.50%, 7/1/2032	1,000,000	1,034,070
(New York University):		
5.75%, 7/1/2027 (Insured; MBIA)	25,625,000	30,393,300
5.50%, 7/1/2040 (Insured; AMBAC)	8,000,000	9,340,960
(Rockefeller University) 5%, 7/1/2032	21,505,000	22,166,709
(School District Financing Program)		
5.375%, 10/1/2022 (Insured; MBIA)	35,000,000	37,934,400
State Personal Income Tax:		
5%, 3/15/2013	8,150,000 [a]	8,816,425
5.05%, 3/15/2013	500,000 [a]	542,465
5.375%, 3/15/2013	7,370,000 [a]	8,147,756
(State University Educational Facilities):		
5.75%, 5/15/2010 (Insured; FSA)	2,000,000 [a]	2,205,720
5.875%, 5/15/2011	100,000	110,571

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
New York (continued)		
New York State Dormitory Authority, Revenues (continued):		
(State University Educational Facilities) (continued):		
7.50%, 5/15/2011	2,105,000	2,376,734
7.50%, 5/15/2011	1,180,000 [a]	1,351,938
5.50%, 7/1/2011 (Insured; FGIC)	10,000,000 [a]	10,966,600
5.50%, 5/15/2013 (Insured; MBIA)	100,000	111,107
5.50%, 5/15/2013 (Insured; FGIC)	10,035,000	11,115,167
7.745%, 5/15/2013 (Insured; MBIA)	6,450,000 [b,c]	7,882,803
5.75%, 5/15/2016 (Insured; FSA)	4,000,000	4,569,480
Third General Resolution		
5.25%, 11/15/2012 (Insured; MBIA)	10,000,000	10,945,000
New York State Energy Research and Development Authority, PCR (Central Hudson Gas) 5.45%, 8/1/2027 (Insured; AMBAC)	9,000,000	9,591,300
New York State Environmental Facilities Corp., State Clean Water and Drinking Revolving Funds Revenue (New York City Municipal Water Finance Authority Project):		
5.25%, 6/15/2020	13,745,000	14,770,102
5%, 6/15/2034	10,000,000	10,354,700
New York State Housing Finance Agency, Revenue:		
Health Facilities 6%, 5/1/2008	10,000	10,248
Multi-Family Housing Secured Mortgage 8.597%, 5/1/2008 (Guaranteed; SONYMA)	4,995,000 [b,c]	5,241,653
New York State Local Government Assistance Corp. 5%, 4/1/2021 (Insured; MBIA)	10,000,000	10,808,800
New York State Medical Care Facilities Finance Agency, Hospital and Nursing Home Insured Mortgage Revenue 6.125%, 2/15/2007 (Insured; FHA)	1,630,000 [a]	1,673,994
New York State Mortgage Agency, Homeowner Mortgage, Revenue:		
5.40%, 10/1/2010	160,000	165,950
7.506%, 10/1/2010	1,380,000 [b,c]	1,482,658
5.55%, 10/1/2012	190,000	196,901
7.806%, 10/1/2012	2,405,000 [b,c]	2,579,699
5.80%, 10/1/2028	8,605,000	8,706,797
5.85%, 10/1/2028	6,365,000	6,575,491
5.40%, 4/1/2029	9,960,000	10,206,709
5.875%, 4/1/2030	6,820,000	7,042,673
New York State Municipal Bond Bank Agency, Special School Purpose Revenue 5.50%, 6/1/2012	3,500,000	3,836,385

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
New York (continued)		
New York State Power Authority, Revenue and General Purpose:		
5%, 11/15/2015 (Insured; MBIA)	2,000,000	2,141,460
5%, 11/15/2019	18,210,000	19,232,674
5%, 11/15/2021	11,000,000	11,507,100
New York State Thruway Authority:		
General Revenue:		
5%, 1/1/2023 (Insured; AMBAC)	13,000,000	13,652,990
5%, 1/1/2026 (Insured; AMBAC)	10,000,000	10,441,200
Second General Highway Bridge and Trust Fund		
5%, 4/1/2021 (Insured; AMBAC)	30,000,000	31,804,200
Service Contract Revenue (Local Highway and Bridge):		
5.25%, 4/1/2007	1,450,000 [a]	1,515,627
6%, 4/1/2007	3,800,000 [a]	4,008,430
6%, 4/1/2007	2,800,000 [a]	2,953,580
5.25%, 4/1/2010	7,950,000	8,291,612
6%, 4/1/2011	2,200,000	2,315,302
6%, 4/1/2012	2,395,000	2,520,522
New York State Urban Development Corp.:		
Correctional Capital Facilities		
5.25%, 1/1/2011 (Insured; FSA)	8,660,000 [a]	9,349,769
Local or Guaranteed Housing		
5.50%, 7/1/2016 (Insured; FHA)	10,000,000	10,330,000
State Facilities 5.70%, 4/1/2020 (Insured; MBIA)	20,000,000	22,858,600
Niagara County Industrial Development Agency, SWDR 5.55%, 11/15/2015	2,500,000	2,612,000
Niagara Falls City School District, COP, High School Facility:		
5%, 6/15/2025 (Insured; FSA)	3,365,000	3,500,912
5%, 6/15/2028 (Insured; FSA)	4,155,000	4,293,445
Niagara Falls Public Water Authority, Water and Sewer System Revenue 5%, 7/15/2028 (Insured; XLCA)	1,000,000	1,038,260
Onondaga County Industrial Development Agency, IDR (Weyerhaeuser Project) 9%, 10/1/2007	1,200,000	1,313,028
Orange County Industrial Development Agency, Life Care Community Revenue (Glen Arden Inc. Project) 5.70%, 1/1/2028	4,600,000	4,092,620
Port Authority of New York and New Jersey: (Consolidated Bond 93rd Series) 6.125%, 6/1/2094	15,000,000	17,612,250

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
New York (continued)		
Port Authority of New York and New Jersey (continued):		
(Consolidated Bond 121st Series)		
5.375%, 10/15/2035 (Insured; MBIA)	14,950,000	15,585,824
(Consolidated Bond 132nd Series)		
5%, 9/1/2033	11,300,000	11,655,724
(Consolidated Bond 140th Series)		
5%, 12/1/2020 (Insured; FSA)	10,000,000	10,684,800
Special Obligation Revenue		
(JFK International Air Terminal-6):		
6.25%, 12/1/2013 (Insured; MBIA)	6,000,000	6,724,800
6.25%, 12/1/2014 (Insured; MBIA)	10,000,000	11,324,900
Sales Tax Asset Receivable Corp.,		
Sales Tax Asset Revenue:		
5.25%, 10/15/2018 (Insured; MBIA)	15,000,000	16,406,100
5%, 10/15/2026 (Insured; MBIA)	32,250,000	33,790,260
5%, 10/15/2029 (Insured; AMBAC)	10,000,000	10,417,800
5%, 10/15/2032 (Insured; AMBAC)	10,000,000	10,380,600
Suffolk County Industrial Development Agency,		
Solid Waste Disposal Facilities Revenue		
(Ogden Martin Systems):		
5.75%, 10/1/2006 (Insured; AMBAC)	25,000	25,499
8.11%, 10/1/2006 (Insured; AMBAC)	4,925,000 [b,c]	5,121,508
Tobacco Settlement Financing Corp. of New York,		
Asset Backed Revenue 5.50%, 6/1/2015	10,000,000	10,674,000
Tompkins County Industrial Development Agency, Civic		
Facility Revenue (Ithacare Center Project)		
6.20%, 2/1/2037 (Insured; FHA)	6,000,000	6,290,940
Triborough Bridge and Tunnel Authority,		
General Purpose Revenues:		
5.50%, 1/1/2012	18,635,000 [a]	20,538,006
5.375%, 1/1/2016	7,500,000 [a]	8,365,200
5.25% 11/15/2019	11,065,000	11,963,921
5.50%, 1/1/2022	10,540,000 [a]	12,070,197
5.125%, 11/15/2029	15,500,000	16,321,655
Watervliet Housing Authority, Residential Housing		
Revenue (Beltrone Living Center Project):		
6%, 6/1/2028	1,800,000	1,689,318
6.125%, 6/1/2038	1,000,000	933,600
Westchester Tobacco Asset Securitization Corp.,		
Tobacco Settlement Asset-Backed		
5.125%, 6/1/2045	7,000,000	6,541,430

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
U.S. Related—1.8%		
Commonwealth of Puerto Rico, Public Improvement:		
6%, 7/1/2007	5,000,000 [a]	5,283,200
5.50%, 7/1/2010 (Insured; FSA)	500,000	542,565
7.765%, 7/1/2010 (Insured; FSA)	4,800,000 [b,c]	5,617,248
6%, 7/1/2015 (Insured; MBIA)	3,000,000	3,493,230
Puerto Rico Highway and Transportation Authority, Transportation Revenue		
6.809%, 7/1/2038 (Insured; MBIA)	1,000,000 [b,c]	1,074,910
Puerto Rico Infrastructure Financing Authority, Special Obligation 5.50%, 10/1/2040	5,000,000	5,382,650
Virgin Islands Public Finance Authority, Revenue 6.375%, 10/1/2019	1,000,000	1,114,250
Total Long-Term Municipal Investments (cost $1,193,072,636)		**1,236,189,055**
Short-Term Municipal Investments—.3%		
New York:		
New York City Municipal Water Finance Authority, Water and Sewer System Revenue		
2.94% (Insured; FGIC)	3,000,000 [d]	3,000,000
New York City Transitional Finance Authority, NYC Recovery		
2.98% (SBPA; Bank of New York)	500,000 [d]	500,000
Total Short-Term Municipal Investments (cost $3,500,000)		**3,500,000**
Total Investments (cost $1,196,572,636)	**98.5%**	**1,239,689,055**
Cash and Receivables (Net)	**1.5%**	**19,112,630**
Net Assets	**100.0%**	**1,258,801,685**

Summary of Abbreviations

ACA	American Capital Access	**GIC**	Guaranteed Investment Contract
AGC	ACE Guaranty Corporation	**GNMA**	Government National Mortgage Association
AGIC	Asset Guaranty Insurance Company		
AMBAC	American Municipal Bond Assurance Corporation	**GO**	General Obligation
		HR	Hospital Revenue
ARRN	Adjustable Rate Receipt Notes	**IDB**	Industrial Development Board
BAN	Bond Anticipation Notes	**IDC**	Industrial Development Corporation
BIGI	Bond Investors Guaranty Insurance	**IDR**	Industrial Development Revenue
BPA	Bond Purchase Agreement	**LOC**	Letter of Credit
CGIC	Capital Guaranty Insurance Company	**LOR**	Limited Obligation Revenue
		LR	Lease Revenue
CIC	Continental Insurance Company	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
CIFG	CDC Ixis Financial Guaranty		
CMAC	Capital Market Assurance Corporation	**MFHR**	Multi-Family Housing Revenue
		MFMR	Multi-Family Mortgage Revenue
COP	Certificate of Participation	**PCR**	Pollution Control Revenue
CP	Commercial Paper	**RAC**	Revenue Anticipation Certificates
EDR	Economic Development Revenue	**RAN**	Revenue Anticipation Notes
EIR	Environmental Improvement Revenue	**RAW**	Revenue Anticipation Warrants
		RRR	Resources Recovery Revenue
FGIC	Financial Guaranty Insurance Company	**SAAN**	State Aid Anticipation Notes
		SBPA	Standby Bond Purchase Agreement
FHA	Federal Housing Administration	**SFHR**	Single Family Housing Revenue
FHLB	Federal Home Loan Bank	**SFMR**	Single Family Mortgage Revenue
FHLMC	Federal Home Loan Mortgage Corporation	**SONYMA**	State of New York Mortgage Agency
		SWDR	Solid Waste Disposal Revenue
FNMA	Federal National Mortgage Association	**TAN**	Tax Anticipation Notes
		TAW	Tax Anticipation Warrants
FSA	Financial Security Assurance	**TRAN**	Tax and Revenue Anticipation Notes
GAN	Grant Anticipation Notes	**XLCA**	XL Capital Assurance

Summary of Combined Ratings (Unaudited)

Fitch	or	Moody's	or	Standard & Poor's	Value (%)†
AAA		Aaa		AAA	64.1
AA		Aa		AA	18.7
A		A		A	8.8
BBB		Baa		BBB	3.5
BB		Ba		BB	.5
B		B		B	1.5
F1		MIG1/P1		SP1/A1	.3
Not Rated[e]		Not Rated[e]		Not Rated[e]	2.6
					100.0

†   *Based on total investments.*

[a]   *These securities are prerefunded; the date shown represents the prerefunded date. Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.*

[b]   *Inverse floater security—the interest rate is subject to change periodically.*

[c]   *Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At November 30, 2005, these securities amounted to $41,038,586 or 3.3% of net assets.*

[d]   *Securities payable on demand. Variable interest rate—subject to periodic change.*

[e]   *Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Manager to be of comparable quality to those rated securities in which the fund may invest.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

November 30, 2005 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments	1,196,572,636	1,239,689,055
Interest receivable		17,143,107
Receivable for investment securities sold		14,026,467
Receivable for shares of Common Stock subscribed		9,761
Prepaid expenses		15,521
		1,270,883,911
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(b)		603,937
Cash overdraft due to Custodian		134,314
Payable for investment securities purchased		10,482,845
Payable for shares of Common Stock redeemed		710,585
Accrued expenses		150,545
		12,082,226
Net Assets ($)		**1,258,801,685**
Composition of Net Assets ($):		
Paid-in capital		1,214,734,406
Accumulated undistributed investment income–net		13,694
Accumulated net realized gain (loss) on investments		937,166
Accumulated net unrealized appreciation (depreciation) on investments		43,116,419
Net Assets ($)		**1,258,801,685**
Shares Outstanding		
(300 million shares of $.001 par value Common Stock authorized)		85,753,323
Net Asset Value, offering and redemption price per share–Note 3(d) ($)		**14.68**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended November 30, 2005 (Unaudited)

Investment Income ($):	
Interest Income	**29,774,339**
Expenses:	
Management fee–Note 3(a)	3,853,640
Shareholder servicing costs–Note 3(b)	637,679
Custodian fees	44,043
Professional fees	37,540
Directors' fees and expenses–Note 3(c)	34,533
Prospectus and shareholders' reports	31,157
Registration fees	13,181
Loan commitment fees–Note 2	3,878
Miscellaneous	32,242
Total Expenses	**4,687,893**
Less–reduction in management fee due to undertaking–Note 3(a)	(509,239)
Less–reduction in custody fees due to earnings credits–Note 1(b)	(13,259)
Net Expenses	**4,165,395**
Investment Income–Net	**25,608,944**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	1,782,389
Net unrealized appreciation (depreciation) on investments	(30,845,630)
Net Realized and Unrealized Gain (Loss) on Investments	**(29,063,241)**
Net (Decrease) in Net Assets Resulting from Operations	**(3,454,297)**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended November 30, 2005 (Unaudited)	Year Ended May 31, 2005
Operations ($):		
Investment income—net	25,608,944	53,562,358
Net realized gain (loss) on investments	1,782,389	9,725,561
Net unrealized appreciation (depreciation) on investments	(30,845,630)	24,621,228
Net Increase (Decrease) in Net Assets Resulting from Operations	**(3,454,297)**	**87,909,147**
Dividends to Shareholders from ($):		
Investment income—net	**(25,595,250)**	**(54,156,163)**
Capital Stock Transactions ($):		
Net proceeds from shares sold	36,765,066	57,473,240
Net assets received in connection with reorganization—Note 1	–	34,421,175
Dividends reinvested	18,097,541	38,254,068
Cost of shares redeemed	(66,297,105)	(161,046,175)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**(11,434,498)**	**(30,897,692)**
Total Increase (Decrease) in Net Assets	**(40,484,045)**	**2,855,292**
Net Assets ($):		
Beginning of Period	1,299,285,730	1,296,430,438
End of Period	**1,258,801,685**	**1,299,285,730**
Undistributed investment income—net	13,694	–
Capital Share Transactions (Shares):		
Shares sold	2,469,446	3,858,214
Shares issued in connection with reorganization—Note 1	–	2,311,697
Shares issued for dividends reinvested	1,217,108	2,568,933
Shares redeemed	(4,455,121)	(10,827,715)
Net Increase (Decrease) in Shares Outstanding	**(768,567)**	**(2,088,871)**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following table describes the performance for the fiscal periods indicated. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Six Months Ended November 30, 2005 (Unaudited)	Year Ended May 31,				
		2005	2004	2003	2002[a]	2001
Per Share Data ($):						
Net asset value, beginning of period	15.02	14.63	15.57	15.02	14.96	14.03
Investment Operations:						
Investment income—net	.30[b]	.61[b]	.64[b]	.69[b]	.72[b]	.72
Net realized and unrealized gain (loss) on investments	(.34)	.40	(.88)	.71	.11	.93
Total from Investment Operations	(.04)	1.01	(.24)	1.40	.83	1.65
Distributions:						
Dividends from investment income—net	(.30)	(.62)	(.63)	(.69)	(.73)	(.72)
Dividends from net realized gain on investments	–	–	(.07)	(.16)	(.04)	(.00)[c]
Total Distributions	(.30)	(.62)	(.70)	(.85)	(.77)	(.72)
Net asset value, end of period	14.68	15.02	14.63	15.57	15.02	14.96
Total Return (%)	(.29)[d]	7.11	(1.57)	9.56	5.64	11.99
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.73[e]	.72	.71	.71	.70	.77
Ratio of net expenses to average net assets	.65[e]	.67	.71	.71	.70	.73
Ratio of net investment income to average net assets	3.99[e]	4.13	4.25	4.53	4.82	4.91
Portfolio Turnover Rate	19.37[d]	40.69	24.22	29.28	19.47	17.57
Net Assets, end of period ($ x 1,000)	1,258,802	1,299,286	1,296,430	1,475,917	1,461,723	1,449,047

[a] *As required, effective June 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began accreting discount or amortizing premium on a scientific basis for debt securities. The effect of these change for the period ended May 31, 2002 was to increase net investment income per share and decrease net realized and unrealized gain (loss) on investments by less than $.01 and increase the ratio of net investment income to average net assets from 4.81% to 4.82%. Per share data and ratios/supplemental data for periods prior to June 1, 2001 have not been restated to reflect this change in presentation.*
[b] *Based on average shares outstanding at each month end.*
[c] *Amount represents less than $.01 per share.*
[d] *Not annualized.*
[e] *Annualized.*
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus New York Tax Exempt Bond Fund, Inc. (the "fund") is regis-tered under the Investment Company Act of 1940, as amended (the "Act"), as a non-diversified, open-end management investment com-pany. The fund's investment objective is to provide investors with as high a level of current income exempt from federal, New York state and New York city personal income taxes as is consistent with the preservation of capital. The Dreyfus Corporation (the "Manager") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares, which are sold to the public without a sales charge.

As of the close of business on March 3, 2005, pursuant to an Agreement and Plan of Reorganization previously approved by the fund's Board of Directors, all of the assets, subject to the liabilities, of Dreyfus New York Municipal Income, Inc. ("New York Municipal Income") were transferred to the fund. Shareholders of New York Municipal Income received shares of the fund, in an amount equal to the aggregate net asset value of their investment in New York Municipal Income at the time of the exchange. The net asset value of the fund's shares at the close of business on March 3, 2005, after the reorganization, was $14.89 per share, and a total of 2,311,697 shares representing net assets of $34,421,175 (including $2,298,588 accumu-lated net realized loss on investments and $1,251,942 net unrealized appreciation on investments) were issued to New York Municipal Income shareholders in the exchange. The exchange was a tax-free event to shareholders.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued each business day by an independent pricing service (the "Service") approved by the Board of Directors. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are carried at fair value as determined by the Service, based on methods which include consideration of: yields or prices of municipal securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Options and financial futures on municipal and U.S. Treasury securities are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on each business day.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and recognized on the accrual basis. Securities purchased or sold on a when-issued or delayed-delivery basis may be settled a month or more after the trade date.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

The fund follows an investment policy of investing primarily in municipal obligations of one state. Economic changes affecting the state and certain of its public bodies and municipalities may affect the ability of issuers within the state to pay interest on, or repay principal of, municipal obligations held by the fund.

(c) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income–net. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carry-overs, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(d) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all federal income and excise taxes.

As a result of the fund's merger with New York Municipal Income, capital losses of $1,988,212 are available to offset future gains. Based on certain provisions in the Code, the amount of losses which can be utilized in subsequent years is subject to an annual limitation. These acquired capital losses are expected to expire between fiscal 2011-2012.

The tax character of distributions paid to shareholders during the fiscal year ended May 31, 2005 were as follows: tax exempt income $54,156,163. The tax character of current year distributions will be determined at the end of the current fiscal year.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowings. During the period ended November 30, 2005, the fund did not borrow under the Facility.

NOTE 3—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement ("Agreement") with the Manager, the management fee is computed at the annual rate of .60% of the value of the fund's average daily net assets and is payable monthly. The Agreement provides that if in any fiscal year the aggregate expenses of the fund, exclusive of taxes, brokerage fees, interest on borrowings, commitment fees and extraordinary expenses, exceed 1½% of the value of the fund's average net assets, the fund may deduct from the payment to be made to the Manager, or the Manager will bear such excess expense. The Manager has undertaken from June 1, 2005 through April 30, 2006, to waive receipt of its fees and/or assume the expenses of the fund so that the expenses (exclusive of certain expenses as described above) do not exceed .65% of the value of the fund's average net assets. The reduction in management fee, pursuant to the undertakings, amounted to $509,239 during the period ended November 30, 2005.

(b) Under the Shareholder Services Plan, the fund reimburses the Distributor an amount not to exceed an annual rate of .25% of the value of the fund's average daily net assets for certain allocated expenses of providing personal services and/or maintaining shareholder accounts. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. During the period ended November 30, 2005, the fund was charged $365,377 pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended November 30, 2005, the fund was charged $172,981 pursuant to the transfer agency agreement.

During the period ended November 30, 2005, the fund was charged $1,854 for services performed by the Chief Compliance Officer.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $620,477, shareholder services plan fees $2,000, chief compliance officer fees $1,548 and transfer agency per account fees $58,000, which are offset against an expense reimbursement currently in effect in the amount of $78,088.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

(d) A .10% redemption fee is charged and retained by the fund on certain shares redeemed within thirty days following the date of their issuance, including redemptions made through the use of the fund's exchange privilege. During the period ended November 30, 2005, redemption fees charged and retained by the fund amounted to $2.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended November 30, 2005, amounted to $243,754,667 and $244,072,235, respectively.

At November 30, 2005, accumulated net unrealized appreciation on investments was $43,116,419, consisting of $48,824,622 gross unrealized appreciation and $5,708,203 gross unrealized depreciation.

At November 30, 2005, the cost of investments for federal income tax purposes was substantially the same as the cost for federal reporting purposes (see the Statement of Investments).

For More Information

**Dreyfus
New York Tax Exempt
Bond Fund, Inc.**
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone 1-800-645-6561

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

E-mail Send your request to info@dreyfus.com

Internet Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2005, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



0980SA1105